Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

April 28, 2016

Amit Pande

Office of Financial Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Form 10-K/A for the Year Ended September 30, 2015
Filed March 31, 2016
Form 10-Q/A for the Quarterly Period Ended June 30, 2015
Filed March 24, 2016
File No. 000-55256

Dear Mr. Pande:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated April 22, 2016 are quoted below and are followed in each case by the Company’s response thereto.

Form 10-Q/A for the Quarterly Period Ended June 30, 2015 Item 1. Financial Statements

1. We note your restatement of the presented financial statements as referenced in the Explanatory Note on page 2. Please revise your filing to identify the financial statements as restated and provide the disclosures in the footnotes required by ASC 250-10-50 related to the Correction of an Error in Previously Issued Financial Statements.

We will promptly file an amended Form 10-Q/A providing the footnote related to the Correction of an Error in Previously Issued Financial Statements as required by ASC250-10-50.

2. We note in your restated September 30, 2015 Form 10-K/A filed March 31, 2016, that the “Investment in unconsolidated Joint Venture/Mining Rights” line item has a $40,000 balance as of September 30, 2014. However, the same line item has a $0 balance as of September 30, 2014, in the restated June 30, 2015 Form 10-Q/A filed March 24, 2016. Please tell us and revise your filing to consistently disclose the correct amount.

The amount listed in “Investment in unconsolidated Joint Venture/Mining Rights” for September 30, 2014 should be $40,000. That amount was inadvertently omitted from the June 30, 2015 Form 10-Q. We will file an amended Form 10-Q/A correcting this error.

Kibush Capital Corp.

File No. 000-55256

April 28, 2016

Item 4. Controls and Procedures

3. We note in your restated September 30, 2015 Form 10-K/A you disclose that the Company’s disclosure controls and procedures are not effective due to the several material weaknesses. However, in the restated June 30, 2015 Form 10-Q/A on page 22 you state that the disclosure controls and procedures are effective. It appears the material weaknesses you describe on page 38 of your restated 2015 Form 10-K/A were in existence for the full 2014 and 2015 fiscal years. Please revise your filing to restate your conclusion on disclosure controls and procedures or explain how you determined they were effective.

As of June 30, 2015, we had not yet concluded that a material weakness existed with regard to our internal disclosures. That discovery was made in conjunction with our 10-K for the period ended September 30, 2015. Our amendment to the June 30, 2015 Form 10-Q was made to the financials and related notes, but we did not update the report to reflect other events occurring subsequent to the original filing date as stated therein. We will promptly file an amended Form 10-Q/A to restate our conclusion on disclosure controls and procedures.

Additionally, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO